Q3 sales strong across the full product portfolio Very strong demand for DUV systems EUV shipments continue to ramp in support of customer plans ASML 2017 Third-Quarter Results Veldhoven, the Netherlands October 18, 2017 Public

Public Slide 2 October 18, 2017 Agenda • Investor key messages • Business highlights • Outlook • Product / Market highlights • Financial statements

Public Slide 3 October 18, 2017 Investor key messages

Public Slide 4 October 18, 2017 Investor key messages • Shrink is a key industry driver supporting innovation and providing long term industry growth • Lithography enables affordable shrink and therefore delivers compelling value for our customers • EUV will enable continuation of Moore’s Law and will drive long term value for ASML beyond the next decade • DUV, Holistic Litho and EUV are highly differentiated products providing unique value drivers for our customers and ASML • ASML models a 2020 annual revenue opportunity of €11 billion with an EPS > €9*, with significant further growth potential into the next decade • HMI provides market leading e-beam metrology capability which expands our integrated Holistic Lithography solutions to include a new class of pattern fidelity control • We expect to continue to return excess cash to our shareholders through stable or growing dividends and regularly timed share buybacks in line with our policy * based on model details and assumptions as presented in our 2016 Investor Day (October 31, 2016)

Public Slide 5 October 18, 2017 Business highlights

Public Slide 6 October 18, 2017 Q3 results summary • Net sales of € 2,447 million, net systems sales valued at € 1,819 million, net Installed Base Management sales at € 628 million • Gross margin of 42.9% • Operating margin of 26.8% • Net bookings of € 2,154 million • Backlog at € 5,693 million, including 23 EUV systems Net Installed Base Management equals our service and field option sales

Public Slide 7 October 18, 2017 Net system sales breakdown in value Q3’17 total value € 1,819 million Q2’17 total value € 1,384 million Lithography systems do not include metrology and inspection systems

Public Slide 8 October 18, 2017 Foundry IDM Memory Total net sales million € by End-use YTD Installed Base Management Net Installed Base Management equals our service and field option sales

Public Slide 9 October 18, 2017 Bookings activity by sector Q3’17 total value € 2,154 million Q2’17 total value € 2,375 million Lithography systems New Used Units 65 5 Lithography systems New Used Units 49 6 Lithography systems do not include metrology and inspection systems

Public Slide 10 October 18, 2017 System backlog in value Q3’17 total value € 5,693 million Q2’17 total value € 5,351 million Lithography systems New Used Units 110 12 Lithography systems New Used Units 93 14 Lithography systems do not include metrology and inspection systems

Public Slide 11 October 18, 2017 Progress of 2016/2017 share buyback program for up to € 1.5 billion • € 569 million worth of shares (6.0 million) have been repurchased so far ◦ repurchased shares worth € 169 million in Q3 • As a result of the pause in the program from July 20, 2016 until July 19, 2017, this program will not be completed for the full amount Capital return to shareholders Dividend Share buyback The dividend for a year is paid in the subsequent year 2008 YTD Capital return is cumulative share buyback + dividend

Public Slide 12 October 18, 2017 Outlook

Public Slide 13 October 18, 2017 Q4 Outlook • Q4 2017 net sales around € 2.1 billion ◦ EUV revenue approximately € 300 million • Gross margin around 44% • R&D costs of about € 315 million • SG&A costs of about € 110 million • Other income (Customer Co-Investment Program) of about € 24 million • Effective annualized tax rate around 14%

Public Slide 14 October 18, 2017 Product / Market highlights

Public Slide 15 October 18, 2017 EUV shipments ramp in support of customers production plans Customers show commitment to insert EUV in volume manufacturing by ordering systems ASML commits to securing system performance, shipments and support required for volume manufacturing • 3 NXE:3400B systems shipped in Q3, 4 recognized in revenue • Shipped 6 EUV systems YTD, targeting 6 to be shipped in Q4 • 23 EUV systems in backlog • Planned shipments of 20 systems in 2018 and at least 30 systems in 2019 For volume manufacturing of logic and memory, ASML remains committed to deliver: • Throughput of >125 wafers per hour • Availability of >90% on average • Shipments on time in sufficient volume • Ability to support a growing installed base

Public Slide 16 October 18, 2017 • We shipped the first product that was jointly developed with the engineering team of HMI, which ASML acquired last year. The product, ePfm5, is a pattern fidelity metrology tool that offers our customers enhanced capabilities for detecting patterning defects • E-beam is the preferred solution for sub-10nm defect detection providing data for process control, as optical inspection is challenged by sensitivity and nuisance defects • Guiding the e-beam system to areas of interest increases the effective throughput to a level required for volume production Pattern Fidelity Metrology: high capture rate of defects at a throughput supporting volume production ePfm5

Public Slide 17 October 18, 2017 E-Beam inspection for EUV mask defects • E-beam enables improved defect detection as optical inspection has resolution challenges on EUV reticles • Multi-column technology enables faster throughput to inspect full reticle in < 24 hours • First eXplore 6000 system shipped to a logic foundry customer eXplore 6000

Public Slide 18 October 18, 2017 Financial statements

Public Slide 19 October 18, 2017 Consolidated statements of operations M€ Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Net sales 1,815 1,907 1,944 2,101 2,447 Gross profit 834 901 925 946 1,050 Gross margin % 46.0% 47.2% 47.6% 45.0% 42.9% Other income 1 23 23 24 24 24 R&D costs (273) (287) (315) (313) (315) SG&A costs (89) (107) (99) (102) (103) Income from operations 496 530 535 555 656 Operating income as a % of net sales 27.3% 27.8% 27.5% 26.4% 26.8% Net income 396 524 452 466 557 Net income as a % of net sales 21.8% 27.5% 23.3% 22.2% 22.8% Earnings per share (basic) € 0.93 1.23 1.05 1.08 1.30 Earnings per share (diluted) € 0.93 1.22 1.05 1.08 1.29 Lithography systems sold (units) 2 40 38 44 42 55 Net booking value 1,415 1,580 1,894 2,375 2,154 1 Customer Co-Investment Program (CCIP). 2 Lithography systems do not include metrology and inspection systems. 3 Our system backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B). These numbers have been prepared in accordance with US GAAP

Public Slide 20 October 18, 2017 Consolidated statements of Cash flows M€ Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Net income 396 524 452 466 557 Net cash provided by (used in) operating activities (3) 1,193 (168) 530 400 Net cash provided by (used in) investing activities (485) (2,498) 150 (754) (72) Net cash provided by (used in) financing activities 1,481 1,293 12 (744) (154) Net increase (decrease) in cash & cash equivalents 987 (6) 4 (996) 163 Free cash flow* (72) 1,097 (212) 469 302 Cash and cash equivalents and short-term investments 4,313 4,057 3,836 2,514 2,678 * Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP

Public Slide 21 October 18, 2017 Consolidated Balance sheets M€ Assets Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Cash & cash equivalents and short-term investments 4,313 4,057 3,836 2,514 2,678 Net accounts receivable and finance receivables 1,593 1,264 1,426 1,758 2,066 Inventories, net 2,697 2,781 2,996 3,137 2,998 Other assets 1,164 1,173 1,211 1,354 1,339 Tax assets 183 47 171 63 99 Equity method investments — — — 1,002 1,008 Goodwill 2,571 4,874 4,784 4,646 4,565 Other intangible assets 694 1,323 1,279 1,231 1,191 Property, plant and equipment 1,587 1,687 1,622 1,567 1,552 Total assets 14,802 17,206 17,325 17,272 17,496 Liabilities and shareholders' equity Current liabilities 3,272 3,281 2,876 3,125 2,974 Non-current liabilities 3,017 4,105 4,206 4,114 4,175 Shareholders' equity 8,513 9,820 10,243 10,033 10,347 Total liabilities and shareholders' equity 14,802 17,206 17,325 17,272 17,496 These numbers have been prepared in accordance with US GAAP

Public Slide 22 October 18, 2017 This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to expected trends and outlook, systems backlog, expected financial results and trends for the fourth quarter of 2017, including expected sales, EUV revenue, gross margin, R&D and SG&A expenses, other income, and annualized effective tax rate, expected financial results and trends for the full year 2017, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, expected industry trends and expected trends in the business environment, statements with respect to the intent of customers to insert EUV into production, supply chain and service capabilities, ASML’s commitment to secure system performance, shipments and support for volume manufacturing, including availability, productivity, throughput and shipments, the ability to support a larger installed base, including timing of shipments (including planned EUV shipments in Q4 2017and in 2018 and 2019 and recognition in revenue of such shipments), statements with respect to HMI, including expected expansion of the integrated Holistic Lithography roadmap, introduction of a new class of pattern fidelity control for memory and logic production in 2018 and expected multi-e-beam innovation, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, the expected impact of the new revenue recognition standard on revenue and net income, intention to return excess cash to shareholders, and statements about our dividend policy and intention to repurchase shares and statements with respect to the share repurchase plan. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to integrate HMI’s systems into our Holistic Lithography portfolio, our ability to enforce patents and protect intellectual property rights, intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward- looking statements, whether as a result of new information, future events or otherwise. Forward looking statements